SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: February 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

This Form 6-K consists of the following:

1. Press Release of ABB Ltd dated February 17, 2003 announcing that its U.S. subsidiary Combustion Engineering Inc. ("CE") has filed for Chapter 11 bankruptcy protection in the Delaware Bankruptcy Court, based upon CE's previously announced pre-packaged plan of reorganization. Interested parties may request a copy of the filing by sending an email to bankruptcy@trumbull-services.com.

Press Release                                                                ABB

For your business and technology editors

Combustion Engineering files for pre-packaged
Chapter 11

Zurich, Switzerland, February 17, 2003 - ABB Ltd. said today that its U.S. subsidiary Combustion Engineering, Inc. (CE) has filed for Chapter 11 in the Delaware bankruptcy court, based upon CE's previously announced pre -packaged plan of reorganization.

The pre-packaged plan was earlier negotiated with certain asbestos claimants' lawyers and approved by David Austern, the proposed representative for future claimants.

The voting period for the plan commenced in January and is currently scheduled to end on February 19, 2003. As of Saturday, February 15, approximately 103,000 favorable votes had been received, together with less than 1,000 votes cast against the plan.

CE decided to file the Chapter 11 case prior to February 19 in order to foreclose any possible last minute effort by objecting claimants to file an involuntary bankruptcy and thereby interrupt the voting process.

CE intends to seek immediate confirmation from the bankruptcy court that voting will continue to completion on February 19, as originally scheduled.

CE is encouraged by the magnitude and favorable outcome of the vote to date. CE will seek prompt confirmation of the proposed pre-packaged plan.

The terms of the proposed pre-packaged plan remain unchanged.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

The company will host a conference call for analysts, investors and the media at 1700 Central European Time. Teleconference callers should dial +41 91 610 5600 in Europe and +1 412 858 4600 in the U.S. and Canada. The audio playback of the conference call will be available for 96 hours after the call commencing 2 hours after the conference call on +41 91 612 4330 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 812#.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. + 1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABB LTD

Date:  February 18, 2003                 By: /s/  BEAT HESS
                                             Name:   Beat Hess
                                             Title:  Group Senior Officer

                                         By: /s/ HANS ENHORNING
                                             Name:   Hans Enhorning
                                             Title:  Group Vice President